# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Collective Audience, Inc., CIK 0001854583
CUSIP: 193939105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 85 BROAD STREET 16-079, NEW YORK, New York (NY), 10004
Date of event which requires filing of this statement: 12/07/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002006228

## Reporting persons
- Regal Nutra LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Collective Audience, Inc.
Address of issuer's principal executive offices: 85 BROAD STREET 16-079, NEW YORK, NEW YORK, 10004

## Item 2. Person Filing
Name of person filing: Regal Nutra LLC
Address of principal business office or, if none, residence: 3690 W Gandy Blvd, Tampa FL 33611
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 700,000
Percent of class: 5.3
Sole power to vote or to direct the vote: 700000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 700000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Regal Nutra LLC: Steve Alexander, President (12/27/2023)